November 29, 2011

VIA ELECTRONIC MAIL

Katherine Wray
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:          NetSol Technologies, Inc.
Registration Statement on Form S-3
Filed October 24, 2011
File No. 333-177483

Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 8, 2011
File No. 000-22773

Dear Ms. Wray,

Hereafter included, please find our response to your comments in your letter dated November 18, 2011.

Form S-3

General

1.
We note that the consent of Kabani & Company filed as Exhibit 23.1 to your registration statement is dated January 18, 2007, and refers to the audit report relating to the company’s financial statements for the year ended June 30, 2006.  Please have your auditors file an updated consent that consents to the inclusion of their report relating to your financial statements for the year ended June 30, 2011, which are incorporated by reference into your Form S-3. Please also explain in your response letter the circumstances pursuant to which this outdated consent was filed with your registration statement, and confirm that your auditors reviewed the Form S-3 prior to its initial filing.

We have amended the document to attach the appropriate consent.  The auditors reviewed the Form S-3 prior to its filing.  When sending the document for Edgarization, the incorrect consent was inadvertently attached as it bore a similar document name.  The correct consent has been attached to this amendment.

Selling Stockholders, page 33

2.
Please clearly disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares to be offered for resale by The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc  for guidance, please see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on the SEC website.  We note in this regard that you indicate in the second paragraph of your selling stockholder disclosure that James Morton is the controlling shareholder of CIM, the investment manager for The Tail Wind Fund, but your disclosure should clearly state whether Mr. Morton and/or other individuals have sole or shared voting and dispositive power over the shares held by the fund.

We have amended the filing to disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares.  Specifically, we have provided the information regarding voting and dispositive powers for Solomon Strategic Holdings and the additional disclosure requested in regards to Mr. James Morton.

Incorporation of Certain Information by Reference, page 40

3.
It appears that you should expressly incorporate by reference into your registration statement your Form 10-Q filed on November 8, 2011, as well as any other reports filed prior to the effective date of the registration statement and required to be incorporated by reference.  See Item 12(a) (2) of Form S-3.  Please revise accordingly.  When amending your filing, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus.  For guidance refer to our Securities Act Forms Compliance and Disclosure Interpretation 123.05.

We have amended the Form S-3 to expressly incorporate the November 8, 2011 10-Q and have included the referenced statement.

Exhibit Index

4.
We note that you intend to file certain exhibits to your registration statement by amendment or as an exhibit to an Exchange Act filing to be incorporated by reference.  In particular, we refer to the form of indenture that you intend to file as Exhibit 4.6 and the legal opinion that you intend to file as Exhibit 5.1.  Please be advised that these two exhibits will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness for the registration statement to review and provide any comments on these exhibits.  For guidance with respect to the form of indenture for the debt securities being registered, please refer to our Trust Indenture Act Compliance and Disclosure Interpretation 201.04.

We have filed as an exhibit to the S-3 the form of indenture.  The legal opinion will be filed as an exhibit to a pre-effective amendment.  We acknowledge that you will require sufficient time prior to requested effectiveness for the registration statement to review and provide any comments on these exhibits.

Form 10-Q

Item 4.  Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 37

5.           You disclose that as part of its evaluation of the effectiveness of your internal control over financial reporting as of September 30, 2011, management identified a material weakness and as a result concluded that your internal control over financial reporting was not effective as of the evaluation date.  The identified weakness relates to insufficient knowledge with respect to accounting for complex U.S. GAAP matters. Please explain how your management considered this material weakness in concluding that your disclosure controls and procedures were effective as of September 30, 2011, as indicated in your Form 10-Q.  Alternatively, revise your filing as necessary. Please also ensure that you update your disclosure in future filings to reflect the timeline for specific steps taken or planned to remediate the identified weakness.

When making its determination as to the effectiveness of disclosure controls and procedures, Management must determine if the information required to be disclosed in the Company’s reports is recorded, processed, summarized and reported within the time period specified in the Commission rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the issuer in its reports is accumulated and communicated to issuer’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding disclosure.  The material weakness in internal controls and procedures specifically addresses the fact that the Company’s team, responsible for preparing the Company’s financial statements, is not comprised of U.S. CPAs, nor has the equivalent experience outside of their long tenure with the Company in preparing financial statements under U.S. GAAP.  Our current CFO is a Chartered Accountant with long term experience preparing financial statements using IFRS.  He and his global financial team has had a long tenure with the Company gathering and recording the information necessary to report within the time period specified in the Commission rules and forms.  In making its evaluation of the Company’s disclosure control and procedures, Management determined that regardless of the weakness in internal controls and procedures that this weakness does not correlate to a weakness in the effectiveness of disclosure controls and procedures.

______

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the  company from its full responsible for adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195, Ms. Patti L. W. McGlasson General Counsel of NetSol Technologies, Inc. at (818) 222-9195 ext. 110 and/or Ms. Lynne Bolduc of Oswald & Yap LLP if you require any clarification or have any questions.

Very truly yours,

/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.

cc: Patti L. W. McGlasson, General Counsel
      Lynne Bolduc, Oswald & Yap